[VIDEOCON D2H LETTERHEAD]

March 19, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Videocon d2h Limited Amendment No. 3 to Registration Statement on Form F-4 Filed March 13, 2015

Comment Letter Dated March 18, 2015

CIK No. 0001629220

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated March 18, 2015 (the “Comment Letter”) regarding Amendment No. 3 to the Registration Statement on Form F-4 of Videocon d2h Limited (the “Company”) (as amended, the “Form F-4”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

General

1.	We note that Silver Eagle’s 10-K filed on March 16, 2015, for the period ended December 31, 2014, states the “Videocon d2h is a member of the global conglomerate comprised of a group of entities controlled by Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot and/or Mr. Pradipkumar Nandlal Dhoot (the “Videocon Group”).” In this regard, please tell us if Videocon Group directly or indirectly consolidates Videocon d2h. If Videocon Group consolidates Videocon d2h, please provide disclosure as required by paragraphs 13-16 of IAS 24.

Response: The Company is not directly or indirectly consolidated with any other Videocon Group entity.

Unaudited Pro Forma Videocon d2h Financial Information, page 99

6. Issuance of Shareholder, Sponsor and Executive earn out, page 107

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Mr. Larry Spirgel
Securities and Exchange Commission
March 19, 2015

2.	We note your response to prior comment three from our letter dated March 12, 2015. In addition to your current disclosure, which states that the earn-out / bonus issuance would increase share capital and share premium, please also discuss the impact to your retained deficit. Also, since you discuss book value per share in footnote 4, please disclose the impact of these earn-out / bonus issuances on book value per share. Furthermore, given your net loss position, the impact on your earnings per share after giving effect to the ADS issuance is anti-dilutive. As such, please revise your table to not show the anti-dilutive effect; rather, only provide a statement stating that the increase in shares outstanding due to the earn-out / bonuses issued would have a dilutive effect on earnings per share in future periods.

Response: The Company has revised the Form F-4 on pages 108-109 to include the impact on retained earnings as well as the impact on book value per share. As discussed in a telephone call on March 18, 2015 with the accounting Staff, we have included a clarification that the earnout shares to be issued as a bonus issuance would, upon their issuance, increase the number of shares outstanding. Prior to issuance, these shares would be anti-dilutive, if the Company were in a net loss position. If the Company were in a net income position, these shares would be dilutive prior to issuance. Accordingly, the Company has not modified the table.

Videocon d2h Operating and Financial Review and Prospects, page 174

Ku-Band Lease Agreement, page 177

3.	We note your response to prior comment five from our letter dated, March 12, 2015 and your new disclosure on page 177. Please disclose why the Ku-Band lease was only extended by 45 days. Also, to the extent management believes that the new Ku-Band lease may have new or different terms from the current lease, please discuss what impact these new or different terms could have on your results of operations.

Response: As disclosed on pages 23 and 177 of the Form F-4, the Department of Space, Government of India, typically enters into space segment lease agreements for a period of up to three years. Prior to expiration of the Ku-Band Lease Agreement on February 28, 2015, the Company began the process of obtaining a new lease agreement with Antrix Corporation ("Antrix"), the commercial arm of the Department of Space. However, the internal process at Antrix took longer than expected, and the parties were unable to enter into the new lease agreement prior to the expiration of the original term of the Ku-Band Lease Agreement. Therefore, Antrix and the Company agreed to extend the term of the current Ku-Band Lease Agreement by 45 days, within which period Antrix and the Company would execute a new lease agreement. Based on discussions with Antrix, the Company believes the terms of the new lease agreement (including commercial terms) will be the same in all material respects as the terms of the existing Ku-Band Lease Agreement, described on page 23 the Form F-4.

Silver Eagle Acquisition Corp

Audited Financial Statements

4.	Please update the audited financial statements of Silver Eagle Acquisition Corp for the year ended December 31, 2014.

Response: The Company has included the updated audited financial statements of Silver Eagle Acquisition Corp. ("Silver Eagle") beginning on page F-80 of the Form F-4.

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Mr. Larry Spirgel
Securities and Exchange Commission
March 19, 2015

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Commission or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at

+91 (22) 4255 5000 or via email at sdhoot@videoconmail.com.

Very truly yours,

/s/Saurabh Pradipkumar Dhoot
Saurabh Pradipkumar Dhoot
Executive Director

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